UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2005

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

7 Curzon Street
London W1J 5HG
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

The following exhibits are furnished as part of this Form 6-K:

Exhibit Number	Description

99.1

Amarin Neuroscience Limited (formerly Laxdale Limited) interim financial statements as of 30 September 2004 and for the six months ended 30 September 2004 and 2003 (unaudited), together with the report of Ernst & Young LLP thereon

99.2	Acknowledgment letter of Ernst & Young LLP

The interim financial statements of Amarin Neuroscience Limited (formerly Laxdale Limited) included with this Report on Form 6-K update the financial information relating to Amarin Neuroscience Limited included in the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc filed with the Securities and Exchange Commission on December 20, 2004 and in the prospectus contained therein.

This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and (d) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/s/ RICHARD A. B. STEWART
Name: Richard A. B. Stewart
Title: Chief Executive Officer

Date: February 7, 2005

EXHIBIT INDEX

Exhibit Number	Description

99.1

Amarin Neuroscience Limited (formerly Laxdale Limited) interim financial statements as of 30 September 2004 and for the six months ended 30 September 2004 and 2003 (unaudited), together with the report of Ernst & Young LLP thereon

99.2	Acknowledgment letter of Ernst & Young LLP